UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NGA HoldCo LLC

(Name of Issuer)

Class A Units

(Title of Class of Securities)

Not Applicable

(CUSIP NUMBER)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.

1.	NAME OF REPORTING PERSONS: NGA VOTECO LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1 CLASS A UNIT
6. SHARED VOTING POWER NONE
7. SOLE DISPOSITIVE POWER 1 CLASS A UNIT
8. SHARED DISPOSITIVE POWER NONE

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 CLASS A UNIT
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
12.	TYPE OF REPORTING PERSON HC

SCHEDULE 13G

CUSIP No.

1.	NAME OF REPORTING PERSONS: THOMAS R. REEG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER NONE
6. SHARED VOTING POWER 1 CLASS A UNIT
7. SOLE DISPOSITIVE POWER NONE
8. SHARED DISPOSITIVE POWER 1 CLASS A UNIT

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 CLASS A UNIT(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
12.	TYPE OF REPORTING PERSON IN

(1)	NGA VoteCo LLC is the record owner of one Class A Unit of NGA HoldCo LLC, which is the only Class A Unit of NGA HoldCo LLC that is issued and outstanding. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May are the managers and members of NGA VoteCo LLC, each of whom may be deemed to be a member of a “group.” As a result, Messrs. Reeg, Janszen, Langdon and May each may be deemed to be a beneficial owner of the Class A Unit held by NGA VoteCo LLC. Messrs. Reeg, Janszen, Langdon and May each disclaims membership in a group and therefore disclaims beneficial ownership of the Class A Unit.

SCHEDULE 13G

CUSIP No.

1.	NAME OF REPORTING PERSONS: TIMOTHY T. JANSZEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER NONE
6. SHARED VOTING POWER 1 CLASS A UNIT
7. SOLE DISPOSITIVE POWER NONE
8. SHARED DISPOSITIVE POWER 1 CLASS A UNIT

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 CLASS A UNIT(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
12.	TYPE OF REPORTING PERSON IN

(1)	NGA VoteCo LLC is the record owner of one Class A Unit of NGA HoldCo LLC, which is the only Class A Unit of NGA HoldCo LLC that is issued and outstanding. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May are the managers and members of NGA VoteCo LLC, each of whom may be deemed to be a member of a “group.” As a result, Messrs. Reeg, Janszen, Langdon and May each may be deemed to be a beneficial owner of the Class A Unit held by NGA VoteCo LLC. Messrs. Reeg, Janszen, Langdon and May each disclaims membership in a group and therefore disclaims beneficial ownership of the Class A Unit.

SCHEDULE 13G

CUSIP No.

1.	NAME OF REPORTING PERSONS: RYAN LANGDON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER NONE
6. SHARED VOTING POWER 1 CLASS A UNIT
7. SOLE DISPOSITIVE POWER NONE
8. SHARED DISPOSITIVE POWER 1 CLASS A UNIT

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 CLASS A UNIT(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
12.	TYPE OF REPORTING PERSON IN

(1)	NGA VoteCo LLC is the record owner of one Class A Unit of NGA HoldCo LLC, which is the only Class A Unit of NGA HoldCo LLC that is issued and outstanding. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May are the managers and members of NGA VoteCo LLC, each of whom may be deemed to be a member of a “group.” As a result, Messrs. Reeg, Janszen, Langdon and May each may be deemed to be a beneficial owner of the Class A Unit held by NGA VoteCo LLC. Messrs. Reeg, Janszen, Langdon and May each disclaims membership in a group and therefore disclaims beneficial ownership of the Class A Unit.

SCHEDULE 13G

CUSIP No.

1.	NAME OF REPORTING PERSONS: ROGER A. MAY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER NONE
6. SHARED VOTING POWER 1 CLASS A UNIT
7. SOLE DISPOSITIVE POWER NONE
8. SHARED DISPOSITIVE POWER 1 CLASS A UNIT

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 CLASS A UNIT(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
12.	TYPE OF REPORTING PERSON IN

(1)	NGA VoteCo LLC is the record owner of one Class A Unit of NGA HoldCo LLC, which is the only Class A Unit of NGA HoldCo LLC that is issued and outstanding. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May are the managers and members of NGA VoteCo LLC, each of whom may be deemed to be a member of a “group.” As a result, Messrs. Reeg, Janszen, Langdon and May each may be deemed to be a beneficial owner of the Class A Unit held by NGA VoteCo LLC. Messrs. Reeg, Janszen, Langdon and May each disclaims membership in a group and therefore disclaims beneficial ownership of the Class A Unit.

SCHEDULE 13G

CUSIP No.

Item 1	(a).	Name of Issuer:

NGA HoldCo LLC

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

21 Waterway Avenue Suite 150 The Woodlands, TX 77380

Item 2	(a).	Name of Person Filing:

NGA VoteCo LLC Thomas R. Reeg Timothy T. Janszen Ryan Langdon Roger A. May

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Each reporting person: c/o Newport Global Advisors LP 21 Waterway Avenue Suite 150 The Woodlands, TX 77380

Item 2	(c).	Citizenship:

NGA VoteCo LLP: Nevada

Each other reporting person: United States

Item 2	(d).	Title of Class of Securities:

Class A Units

Item 2	(e).	CUSIP Number:

Not Applicable

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	☐ Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No.

Item 4.	Ownership.

(a) Amount beneficially owned:

NGA VoteCo LLC: 1 Class A Unit

Each other reporting person: 1 Class A Unit

NGA VoteCo LLC is the record owner of one Class A Unit of NGA HoldCo LLC, which is the only Class A Unit of NGA HoldCo LLC that is issued and outstanding. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May are the managers and members of NGA VoteCo LLC, each of whom may be deemed to be a member of a “group.” As a result, Messrs. Reeg, Janszen, Langdon and May each may be deemed to be a beneficial owner of the Class A Unit held by NGA VoteCo LLC. Messrs. Reeg, Janszen, Langdon and May each disclaims membership in a group and therefore disclaims beneficial ownership of the Class A Unit.

(b) Percent of Class:

NGA VoteCo LLC: 100%

Each other reporting person: 100%

NGA VoteCo LLC is the record owner of one Class A Unit of NGA HoldCo LLC, which is the only Class A Unit of NGA HoldCo LLC that is issued and outstanding. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May are the managers and members of NGA VoteCo LLC, each of whom may be deemed to be a member of a “group.” As a result, Messrs. Reeg, Janszen, Langdon and May each may be deemed to be a beneficial owner of the Class A Unit held by NGA VoteCo LLC. Messrs. Reeg, Janszen, Langdon and May each disclaims membership in a group and therefore disclaims beneficial ownership of the Class A Unit.

(c) Number of shares as to which such person has:

NGA VoteCo LLC:

(i) Sole power to vote or direct the vote:

1

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or direct the disposition of:

1

(iv) Shared power to dispose or to direct the disposition of:

0

Each other reporting person:

(i) Sole power to vote or direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1

(iii) Sole power to dispose or direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

1

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable.

SCHEDULE 13G

CUSIP No.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

NGA VoteCo LLC

By:	/s/ Thomas Reeg
Name:	Thomas Reeg
Title:	Operating Manager

/s/ Thomas R. Reeg
Thomas R. Reeg

/s/ Timothy T. Janszen
Timothy T. Janszen

/s/ Ryan Langdon
Ryan Langdon

/s/ Roger A. May
Roger A. May

Exhibit Index

Exhibit 1	Schedule of Group Members

Exhibit 2	Joint Filing Agreement